1900 K Street, NW
Washington, DC 20006-1110
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www.dechert.com

COREY F. ROSE
Partner

corey.rose@dechert.com
+1 202 261 3314 Direct

April 23, 2020

VIA EDGAR

Division of Investment Management

Attn: Yoon Choo

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 AUL American Unit Trust (File Nos. 033-31375 and 811-05929) (the “Registrant”)

Dear Ms. Choo:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 48 and Amendment No. 50 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“Securities Act”) on February 28, 2020 relating to the AUL American Unit Trust.  The SEC’s staff comments were conveyed via a telephone conversation between you, Stephen L. Due, Sean McGoff and Brooke M. Weddle of American United Life Insurance Company and James V. Catano of Dechert LLP, and myself on April 13, 2020.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC’s staff comments followed by the responses of the Registrant are set forth below:

Comments Relating to the Prospectus

Comments Relating to the Cover

1.              Comment:             Please list the names of the underlying fund portfolios on the cover page required by Item 1(a)(viii) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.  The number of portfolio companies offered comprises approximately 56 pages of text and is found later in the Prospectus. The Registrant has taken efforts to reduce its size year after year, both to make it easier to navigate for readers and to reduce the potential for problems associated with the file size limitations of EDGAR. The Registrant believes that adding the list of portfolio companies.

to the cover of the Prospectus would greatly increase the length of the Prospectus without providing additional useful disclosure and, thus, has revised the cover page to direct the reader to the portfolio company listing found later in the Prospectus instead of repeating it on the cover page.

2.              Comment:             In the first paragraph of the second page of the cover, please revise the sentence “A Participant’s Account Value may fluctuate depending on the investment performance of the underlying Fund portfolio” to state the following: “A Participant’s Account Value will fluctuate depending on the investment performance of the underlying Fund portfolio.”

Response:                The Registrant has revised the disclosure in response to this comment.

3.              Comment:             In the second paragraph of the second page of the cover, please clarify whether a Participant may allocate Contributions to AUL’s Fixed Interest Account and Stable Value Account under all Contracts.  Otherwise, please specify under which Contracts these accounts are available options.  In addition, please indicate which Investment Accounts are available under each Contract.

Response:                The Registrant has revised the disclosure in response to this comment to clarify that the Investment Accounts under a Contract depend on Investment Accounts the Contract Owner Chooses. The Registrant does not require that any particular Investment Account be chosen. As such, the variability of Investment Accounts used from Contract to Contract is wide, and the Registrant believes it is not possible to describe which Investment Accounts are available under each Contract.

4.              Comment:             Please update the reference to the Statement of Additional Information dated May 1, 2019 to May 1, 2020 in the third paragraph of the second page of the cover.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to the Summary

5.              Comment:             Please update the page number reference in the section entitled “Summary — The Variable Account and the Funds.”

Response:                The Registrant has revised the disclosure in response to this comment.

6.              Comment:             In the section entitled “Summary — The Variable Account and the Funds,” please clarify that each of the Funds has different investment objectives and risks.

Response:                The Registrant has revised the disclosure in response to this comment.

7.              Comment:             In the section entitled “Summary — Transfers,” please revise the first sentence to state the following: “An Owner or a Participant (depending on the Contract) may transfer part or all of his or her Variable Account Value among the Investment Accounts available under the Contracts or to the FIA or SVA, if available under a Contract, at any time during the Accumulation Period, subject to certain restrictions.”

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Expense Table

8.              Comment:             Please disclose the interest rates applicable to loans in the expense table.

Response:                The Registrant has revised the disclosure in response to this comment to explain the circumstances in which an interest rate may be charged and that the interest rate charged is in the sole discretion of the Owner.

9.              Comment:             Please revise the second sentence of the introductory paragraph to state the following: “The first table describes the fees and expenses that the Owner or Participant will pay at the time that the Owner or Participant buys the Contract, surrenders the Contract or takes a withdrawal from the Contract Value, or transfers Account Value between Investment Accounts.”

Response:                The Registrant has revised the disclosure in response to this comment, but corrected the reference from “Contract Value” to “Participant’s Account Value.”

10.       Comment:             Please indicate that surrender charges may occur even if the Contract is not surrendered.

Response:                The Registrant has revised the disclosure in response to this comment by adding an explanation to the section entitled “Summary — Withdrawals.”

11.       Comment:             Please provide the basis for how the withdrawal charge is calculated for the Maximum Deferred Sales Load (withdrawal charge).

Response:                The Registrant has revised the disclosure in response to this comment.

12.       Comment:             Please consider moving all items under “Optional Fees” to follow the fees and expenses that the Owner or Participant will pay periodically during the time that the Owner owns the Contract, not including Fund expenses.

Response:                The Registrant has revised the Expense Table to show all Optional Fees in the same section.

13.       Comment:             Please consider adding a heading for the table that describes the fees and expenses that the Owner or Participant will pay periodically during the time that the Owner owns the Contract, not including Fund expenses.

Response:                The Registrant has revised the disclosure to clarify that there are no recurring, periodic fees charged by AUL.

14.       Comment:             Please consider moving the Maximum Brokerage Window Fee and Maximum Loan Administration Fee under “Optional Fees.” If the Maximum Managed Account Service Fee applies only when elected, please also consider moving under “Optional Fees.”

Response:                The Registrant has revised the disclosure in response to this comment.

15.       Comment:             Please provide the basis of how the Maximum Total Separate Account Annual Expenses (Asset Charges) are calculated.

Response:                The Registrant has revised the disclosure in response to this comment.

16.       Comment:             Please provide the maximum Investment Advice Provider Fee.

Response:                The Registrant has revised the disclosure in response to this comment.

17.       Comment:             Please provide the basis of how the Maximum Guaranteed Minimum Death Benefit Option (per year) is calculated.

Response:                The Registrant has revised the disclosure in response to this comment.

18.       Comment:             Please revise footnote 11 to clarify if the fee for the Maximum Guaranteed Minimum Death Benefit Option (per year) is 1.00% of the total Account Value annually, paid in 0.25% quarterly installments, or otherwise.

Response:                The Registrant has revised the disclosure in response to this comment.

19.       Comment:             Please supplementally confirm that the Funds’ total annual fund operating expenses have been updated for fiscal year 2019.

Response:                The Registrant confirms that the total annual operating expenses have been updated for fiscal year 2019.

Comments Relating to Information about AUL, the Variable Account, and the Funds

20.       Comment:             Please provide a statement in the first paragraph under “Variable Account” that the assets of the Registrant may not be charged with liabilities arising out of any other business of the depositor as required by Item 5(b)(ii)(B) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.

21.       Comment:             Please revise the second sentence in the first paragraph under “Variable Account” to state the following: “The income, gains, or losses of the Variable Account, whether realized or not realized, are credited to or charged against the assets of the Variable Account without regard to other income, gains, or losses of AUL.” as required by Item 5(b)(ii)(A) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.

22.       Comment:             Please consider including additional disclosure in light of recent market events, including the COVID-19 outbreak, which could affect AUL’s financial strength and its ability to timely meet its obligations under the Fixed Interest Account and General Account.  If the Registrant believes that no additional disclosure is warranted, please supplementally explain. Please also supplementally explain AUL’s basis for transferring to the General Account assets that exceed anticipated obligations of the Variable Account.

Response:                The Registrant has revised the disclosure in response to this comment.  Additionally, the Registrant has included the statement that it may transfer assets that exceed its Variable Account obligations to its General Account in its disclosure because it may, from time to time, invest its own assets in the Variable Account, and to the extent that the returns on those investments permit, the Registrant may recoup and transfer its gains to its General Account, so long as the remaining assets exceed the anticipated obligations of the Variable Account.

23.       Comment:             Please indicate the Funds that are available under reach type of Contract, if different, or otherwise clarify that all Funds are available under each Contract.

Response:                The Registrant has revised the disclosure in response to this comment to note that the Investment Accounts available under the Contract depend on which Investment Accounts the Contract Owner chooses. The Registrant does not require that any particular Investment Account be chosen. As such, the variability of Investment Accounts used from Contract to Contract is wide, and the Registrant does not believe it is possible to describe which Investment Accounts are available under each Contract.

24.       Comment:             Please revise “Rule 12b-1 Fees & Other Fees” to more clearly disclose fees paid by a Fund under any plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act and other fees paid by the Fund for other services, such a sub-transfer agency services.  Please briefly describe the nature of such other services.

Response:                The Registrant has revised the disclosure in response to this comment.

25.       Comment:             Please revise the first sentence under “Administrative, Marketing and Support Service Fees (‘Support Fees’)” to more clearly describe the nature of the services provided in exchange for these fees.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Contributions and Contract Values during the Accumulation Period

26.       Comment:             Please disclose under “Contributions under the Contracts” that the limits for annual Contributions under any of the Plans may be subject to limits under federal tax law.  Please also include a concise explanation of any limitations on the amount of purchase payments that will be accepted (if there are separate limits for each sub-account, state these limits) as required by Item 10(a)(i) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.

27.       Comment:             In the section entitled “Participant’s Variable Account Value — Accumulation Units,” please supplementally explain why initial contributions are valued differently than subsequent contributions or otherwise clarify the existing disclosure.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Cash Withdrawals and the Death Benefit

28.       Comment:             Please briefly describe when cash withdrawals are paid as required by Item 11(a) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.

29.       Comment:             Please briefly describe the forms the benefit may take, including the effect of not choosing a payment option and the period, if any, during which payments must begin under any annuity option as required by Item 9(b) of Form N-4.

Response:                The Registrant respectfully declines to revise the Prospectus in response to this comment as it believes the disclosure satisfies Item 9(b) of Form N-4 as written.

30.       Comment:             Please consider whether any revisions to the tax-related disclosures are appropriate to account for the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act.  If the Registrant believes that such changes are not appropriate, please explain why supplementally.

Response:                The Registrant has revised the disclosure in response to this comment.

31.       Comment:             Please complete or provide information in the section entitled “Termination by the Owner” that are currently blank or bracketed.

Response:                The Registrant has revised the disclosure in response to this comment.

32.       Comment:             Please revise, if accurate, the third paragraph in the section entitled “Termination by the Owner” to state the following: “Depending on Contract provisions, for Contracts funding certain Employee Benefit Plans or 409A or 457 Plans, the Owner may direct AUL to pay the Contract’s FIA Withdrawal Value in a lump sum [subject to an Investment Liquidation Charge (“ILC”) or MVA (see discussion below)] or if the dollar-weighted average rate of interest AUL credits to amounts withdrawn from the FIA or General Account equals or exceeds the current interest rate credited to new contributions  in seven (7) approximately equal installments over six (6) years (for certain Employee Benefit Plan Contracts) or six (6) approximately equal annual installments over five (5) years (for other Employee Benefit Plan Contracts and for some 409A or 457 Plan Contracts).”

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Charges and Deductions

33.       Comment:             In the section entitled “Additional Charges and Fees,” please indicate that the Loan Administration Fee is charged against the account of the Participant.

Response:                The Registrant has revised the disclosure in response to this comment.

34.       Comment:             In the section entitled “Other Charges,” please define TPA and provide disclosures required by Item 6(a) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Annuity Period

35.       Comment:             Please include reference to the adjusted value of the Participant’s account in determining the level of annuity payments.  In addition, please disclose the material factors that determine the level of annuity benefits, including the assumed rate, and provide the Annuity Commencement Date (give the earliest and latest possible dates) as required by Item 8(a) and (b) of Form N-4.

Response:                The Registrant respectfully declines to revise the Prospectus in response to this comment as it believes the disclosure satisfies Items 8(a) and (b) of Form N-4 as written.

36.       Comment:             Please discuss the effect that duration of annuity payments have on the level of payments.  With respect to Option 1 — Life Annuity, please also disclose what happens if an Annuitant dies before first payment is due consistent with Item 8(c) of Form N-4.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to the Stable Value Account

37.       Comment:             Please disclose whether a Participant may also elect any “Variable Account Competing Investment Account” with the SVA.

Response:                The Registrant respectfully declines to revise the Prospectus in response to this comment. The Registrant notes that the Contract Owner elects which Investment Accounts are available under a Contract, and where the Contract Owner has elected a Variable Account Competing Investment Option, a Participant may utilize it as contemplated by the second sentence of the relevant paragraph.

Comments Relating to the Statement of Additional Information

Cover

38.       Comment:             Please provide the date for the reference to the prospectus on the cover page.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to General Information and History

39.       Comment:             Please revise the reference that the Variable Fund is registered under both the Investment Company Act of 1940 and the Securities Act of 1933 and therefore may contain assets under Section 401 of the Internal Revenue Code of 1986 (“IRC”) or Section 403(b) of the IRC to refer to the Variable Account, if accurate.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Distribution of Contracts

40.       Comment:             Please provide the information required by Item 20(d) of Form N-4, if applicable.

Response:                The Registrant respectfully declines to revise the Prospectus in response to this comment as it believes the disclosure satisfies Item 20(d) of Form N-4 as written.

Comments Relating to Limits on Contributions to Retirement Plans

41.       Comment:             Please update the Internal Revenue Service contribution limits for 2020.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to Financial Statements

42.       Comment:             Please provide any financial statements, exhibits, and other required disclosure not included in this registration statement.  Please also provide AUL’s audited financial statements.

Response:                The Registrant has updated the Registration Statement to include the requested information.

43.       Comment:             Please revise the disclosure to the effect that no dealer, salesman or any other person is authorized by the AUL American Unit Trust to give any information or to make any representation other than as contained in the Statement of Additional Information.

Response:                The Registrant has revised the disclosure in response to this comment.

Comments Relating to the Part C

44.       Comment:             Please refer to the requirements set forth in the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act, and hyperlink each exhibit and any other information incorporated by reference identified in the Part C. See FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019).

Response:                The Registrant has revised the disclosure in response to this comment.

45.       Comment:             Please revise Item 29 to remove the Registrant from the list of registrants.

Response:                The Registrant has revised the disclosure in response to this comment.

46.       Comment:             Please add a signature line for both the principal financial officer and the principal accounting officer of the Registrant (or person performing equivalent functions).

Response:                The Registrant has revised the disclosure in response to this comment.

*    *    *    *    *

Please call me at Dechert LLP at 202.261.3314 or James V. Catano, also of Dechert LLP, at 202.261.3376 with any questions or comments regarding this letter, or if we may assist you in any way.

Very truly yours,

/s/ Corey F. Rose
Corey F. Rose

cc:                                Stephen L. Due

Sean McGoff

Brooke M. Weddle

James V. Catano